August 4, 2023	Evan M. D’Amico Direct: +1 202.887.3613 Fax: +1 202.530.4255 EDAmico@gibsondunn.com

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Vahanna Tech Edge Acquisition I Corp.

Amendment No. 3 to Form S-4

Filed July 24, 2023

File No. 333-269747

Dear Mr. Arzonetti:

On behalf of Vahanna Tech Edge Acquisition I Corp. (the “Company”), please find the response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 1, 2023 (the “Comment Letter”) with regard to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-269747) filed by the Company on July 24, 2023 (the “Registration Statement”). Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics is the comment contained in the Comment Letter. Immediately below is the Company’s response to such comment.

Questions and Answers

General

1.

We note your revised disclosure and response to comment 1. Please advise why you believe that two business days prior to the shareholder meeting will provide a sufficient period of time for adequate dissemination of the information referenced in your response to permit shareholders to assess the information and to change their voting decisions if desired. Please indicate if you will, in addition to issuing the press release, attempt to contact shareholders directly and if so, the method of such contact. Please also advise how shareholders wishing to change their vote following issuance of the press release will be able to do so given the limited two business day window. Please indicate what consideration, if any, the you have given to providing shareholders with more than two business days and whether you have considered the potential risk that some shareholders wishing to change their vote following issuance of the press release may not be able to do so given the short time frame. In providing your response, you may find it helpful to refer to Exchange Act Release No. 23789 (November 10, 1986) and the text accompanying footnotes 48 and 49.

Response: The Company acknowledges the Staff’s comment. The jurisdiction of organization of the post-closing company will be determined by the number of ordinary shares redeemed on the second business day prior to the Company’s shareholders meeting to vote on the proposed business combination (the “Redemption Deadline” and the process by which the domicile will be determined, the “Toggle”). The Company respectfully advises the Staff that additional information about which jurisdiction (as between the British Virgin Islands and Delaware) will govern the post-closing company is immaterial to shareholders’ overall assessment of the proposed business combination and their rights as shareholders in connection therewith.

Shareholders Will Be Well-Informed

While the amount of shares to be redeemed in connection with the transaction will not be known until the Redemption Deadline, the Registration Statement includes detailed disclosure with respect to the proposed business combination, each potential jurisdiction of organization, and the specific rights of shareholders to vote upon such matters (see, e.g., Registration Statement, Proposal No. 1 (page 260), Proposal No. 2 (page 261), Proposal No. 4 (page 269), and Proposal No. 5 (page 275)). The Registration Statement also includes information that is sufficient for shareholders to understand the conditions of, and risks relating to, the Toggle and the Redemption Deadline. See, e.g., Registration Statement, pages x, xi, 3, 102, and 274.

Existing disclosure in the Registration Statement already details the similarities between (a) the jurisdictions of Delaware and the British Virgin Islands and (b) the proposed governing documents of the Company for each of these jurisdictions (depending on the ultimate result of the Toggle). The Registration Statement includes detailed comparisons of shareholder rights under each jurisdiction and the proposed governing documents. See Registration Statement, pages 263, 277 and 313.

The information referenced in the Registration Statement will be included in a final proxy statement/prospectus (in substantially the same form as contained in the most recent Amendment to the Registration Statement) that will be mailed to shareholders upon effectiveness of the Registration Statement (the “Final Prospectus”).

As a result, shareholders will have the information necessary beforehand to make an informed decision. We do not believe that the actual result of the Toggle is itself material to a decision about the proposed business combination. Nevertheless, to enhance shareholder disclosure, the Company intends to issue a press release and file a Form 8-K following the Redemption Deadline informing shareholders of the number of shares redeemed and the results of the Toggle (the “Supplemental Disclosure”).

Shareholders Will Have an Opportunity to Act

Shareholders already will be afforded the opportunity at the shareholders meeting to vote on cross-conditioned proposals necessary to approve the transaction, including, among others, (a) the transaction as a whole (i.e., voting on Proposal No. 1) and (b) the governing documents of each particular jurisdiction of organization (depending on the ultimate result of the Toggle) (i.e., voting on Proposal No. 2 with respect to the governing documents under the laws of the British Virgin Islands and voting on Proposal Nos. 4 and 5 with respect to redomestication of the post-closing company as a Delaware corporation and the related governing documents). In each instance, the Company has provided several avenues by which a shareholder may exercise its rights and agency with respect to the proposed transaction as a whole, and the specific material terms thereof. See Registration Statement, pages 260 through 289.

More importantly, regardless of shareholders’ ability to vote on the material and operative terms of the transaction, in this particular situation, the shareholders always retain the right to redeem their shares in advance of the Redemption Deadline, whether or not they vote on the specific proposals to be presented at the shareholders meeting. See, e.g., Registration Statement, pages xiv through xviii.

In the event that a shareholder does not redeem or does not elect to vote its shares in opposition to the transaction or a potential jurisdiction of incorporation, shareholders are still afforded the ability to change their votes after the Redemption Deadline. Detailed disclosure in the Final Prospectus will outline the procedures necessary to change a previously submitted vote. See Registration Statement, page xxii.

Shareholders will also have access to the Company and its proxy solicitor and transfer agent to seek further information and clarification in advance of the Redemption Deadline and the shareholders meeting. Contact information for each of these parties will be included in the Final Prospectus and the accompanying letter to shareholders. See, e.g., Registration Statement, pages xx, xxiii, 1, 14, 133 and 134.

For the reasons set forth above, shareholders will have, in advance of the shareholders meeting and the Redemption Deadline, information and resources sufficient to vote on an informed basis and/or redeem such shares in connection therewith. The Company respectfully submits that no additional time or shareholder outreach or dissemination with respect to the Toggle is necessary for shareholders to make an informed investment decision with respect to the proposed business combination. Notwithstanding the foregoing, the Company intends to issue the Supplemental Disclosure as described above.

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If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico
Evan M. D’Amico